Exhibit 99.1

Global Network Test Equipment Giant Selects
Silicom’s High-Speed Server Adapter for its
Next-Generation Offering

KFAR SAVA, Israel – April 17, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that an existing customer, a global provider of advanced network testing equipment solutions headquartered in the US, has selected Silicom’s 100 gigabit NICs (Network Interface Cards) for its new next-generation platform. As a result, Silicom now sells both cards and systems to this prestigious client, paving the way to participation in the vast majority of the client’s future hardware tenders.

To date, the customer has placed an initial purchase order to cover its New Product Introduction (NPI) needs, and mass deployment is expected to begin in early 2026. At full ramp-up, we expect that this new engagement will increase our business with this customer to $2.5 million per year.

“The fact that this global giant has turned once again to Silicom in its search for a performance edge speaks volumes about the innovation at the heart of our high-performance NICs and our reliability as a design partner,” commented Liron Eizenman, Silicom’s CEO. “We have worked closely with the customer to select exactly the right product from our broad NIC portfolio: a next-generation card that meets their solution’s challenging performance and economic requirements.”

Mr. Eizenman continued, “Customers such as this represent the backbone of our business, with engagement after moderate engagement contributing to an ever-growing base of revenues. This is the kind of win that is now the focus of our sales team: the creation of steady, long-term relationships that give rise to multiple deals, helping us build a reliable diversified revenue stream. As such, they represent a key component of our strategic plan to increase shareholder value.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom's solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.
Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.
Silicom's long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a "go-to" connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company's businesses, including information about factors that could materially affect Silicom's results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "expect," "should," "believe," "anticipate" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com